1st Amended and Restated Appendix A

to the

SUB-ADVISORY AGREEMENT

BETWEEN

ADVISORS ASSET MANAGEMENT, INC.

AND HARTFORD INVESTMENT MANAGEMENT CO.

AAM/HIMCO Short Duration Fund

AAM/HIMCO Global Enhanced Dividend Fund

Amended and approved by the Board on September 21, 2017.

Agreed and accepted this ___ day of _____________, 2017.

Advisors Asset Management, Inc.	HARTFORD INVESTMENT MANAGEMENT CO.

By:	By:
Print Name:	Print Name:
Title:	Title: